UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.7)*

                         MORTON'S RESTAURANT GROUP, INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    619429103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 11, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                                  SCHEDULE 13D

Item 1.           Security and Issuer

     This Amendment No.7 to Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on May 6, 2002, as amended on May 21, 2002, June 17, 2002, June 18, 2002, July 9, 2002 and July 10, 2002, relates to the common shares, $.01 par value (the "Shares"), of Morton's Restaurant Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3333 New Hyde Park Road, New Hyde Park, New York 11042.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add:

     On July 11, 2002, Mr. Icahn delivered to Greenhill & Co., a financial advisor to the Issuer, a letter attached hereto as Exhibit 1 and incorporated herein in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

1.       Letter to Greenhill & Co. dated July 11, 2002.



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



                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2002


BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN

  [Signature Page of Amendment No. 7 to Schedule 13D with respect to Morton's
                            Restaurant Group, Inc.]

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


                                                                     Exhibit 1

                                  CARL C. ICAHN
                          767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153




                                                                July 11, 2002


Via Facsimile
Greenhill & Co.
300 Park Avenue
23rd floor
New York, New York 10022
Attention: John Liu

                          Re: Another outrage at Morton's

Gentlemen:

I am writing to you rather than the Board of Directors of Morton's and its officers because, as you know, the Confidentiality Agreement which Morton's required us to enter into in order to allow us to participate in the bidding process for Morton's requires us to communicate with Greenhill. What is the Morton's Board afraid of?

When President Bush spoke on Tuesday about the need for a "new ethic of personal responsibility" in America and for restrictions that would apply when "corporate leaders . . . violate public trust," he must surely have had the Morton's team in mind. In this regard, let us consider the bidding process for Morton's. Recently, a bid of $28.25 per share was cavalierly discarded by the Morton's Board. A mere 12 months later, the same Morton's team found a bid of $12.60 acceptable. What can account for this incredible change of heart? Could the explanation lie in the identity of the bidder? CASTLE HARLAN, THE SUCCESSFUL BIDDER, HAS DEEP AND LONGSTANDING TIES TO MORTON'S AND ITS CORPORATE FIDUCIARIES. JOHN CASTLE AND OTHER CASTLE HARLAN CRONIES SIT ON THE MORTON'S BOARD. The Morton's shareholders must surely be appalled that their corporate fiduciaries, who so recently failed to accept a substantial bid of $28.25 per share, could only negotiate a $12.60 per share purchase price from Castle Harlan which offered $12.00 to start the bidding. This must be doubly true when the shareholders observe that, in the face of my bid for the Company, Castle Harlan has already shown its willingness to pay at least $16 per share. Good job, guys! You got them up 60 cents and I got them up $3.40 and I am still willing to go higher, if you would let me.



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


As you know, on Tuesday evening I submitted a $17 per share offer for Morton's, topping the most recent $16 Castle Harlan offer. My $17 offer required, for acceptance by Morton's, that on or before the close of business on July 10, the Company amend its "poison pill" so as to allow my affiliates to negotiate and join with others to acquire Morton's without triggering the pill. This was necessary because Morton's current "poison pill" agreement does not permit shareholders to join together to make an offer for the Company, even though it would seem obvious that such activity is a very good way to obtain a higher offer. As was clearly stated in my letter, my $17 offer was in no way conditional upon my actually reaching any agreement with a third party to act with me to acquire Morton's, but only required that I be granted the ability to do so. All that was necessary to garner a $17 offer for Morton's shareholders was for the Board to satisfy my simple request. Business closed on July 10th, and we received neither an indication that Morton's will comply with my request, nor a request by Morton's for additional time to do so. I would think that the Board would at least attempt to create the impression that it is trying to do right by its shareholders and not simply trying to insure that Morton's is sold to Castle Harlan at the lowest possible price!

Instead, in characteristic fashion, the Board has hidden behind its agreement with Castle Harlan and issued a press release in which it declared that taking the action I requested "is prohibited by a customary provision in its existing merger agreement." By a letter delivered late last night we have been informed by legal counsel to the Morton's Special Board Committee that Castle Harlan has refused to waive that provision and thereby allow a free and fair auction of the Company to take place. Stated plainly, it is the Company's view that through the merger agreement Morton's has given Castle Harlan veto power over the ability of other bidders to combine forces to raise the bid price and bring more value to shareholders. It is outrageous that the Board has ceded this authority to Castle Harlan and it is even more outrageous that Castle Harlan has exercised it. I would hope that John Castle and his affiliates would, upon proper and forceful encouragement from the Special Committee, reconsider this shameful and cowardly position. JOHN CASTLE SHOULD NOT USE A PROVISION IN THE MERGER AGREEMENT AS A WEAPON AGAINST SHAREHOLDERS TO PREVENT THE HIGHEST POSSIBLE PRICE TO BE PAID FOR THE COMPANY SIMPLY BECAUSE IT WILL MAKE HIM RICHER. AFTER ALL, JOHN CASTLE, AS A BOARD MEMBER, HAS A FIDUCIARY DUTY TO MORTON'S SHAREHOLDERS. BUT I GUESS THAT IN TODAY'S ENVIRONMENT FIDUCIARY DUTIES DON'T MEAN VERY MUCH.

The dismal failings by boards of directors in the United States are now the stuff of national, and even international discussion. The recent actions by the Morton's Board and its related persons, in their own small way, are sadly consistent with what shareholders have come to expect from their corporate fiduciaries. Hopefully the future actions of the Morton's Board and by Castle Harlan and its affiliates will not compound this disappointing performance.

I remain willing to discuss the matters raised in my letter of July 9, and to proceed with the





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


transaction referred to therein under appropriate circumstances. However I do not now intend to withdraw my request that the "poison pill" be appropriately modified.

                                                              Very truly yours,


                                                              /s/ Carl C. Icahn
                                                              Carl C. Icahn






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